06008778

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 3/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Javelin Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 E First Avenue
(No. and Street)

Cheyenne (City) Wyoming (State) 82001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yona Munro, President 850-384-9396
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keith G Price, Certified Public Accountant
(Name – *if individual, state last, first, middle name*)

721 E Lincolnway (Address) Cheyenne (City) Wyoming (State) 82001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 6 2006
THOMSON
FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 1 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Yona Munro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Javelin Securities LLC, as of March 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE

Signature

President

Title

Notary Public

Robert S. Coyle

ROBERT S. COYLE
Notary Public - State of Florida
My Comm. Expires Oct 30, 2009
Commission # DD 486735
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAVELIN SECURITIES LLC

* * *

STATEMENT OF FINANCIAL CONDITION

* * *

MARCH 31, 2006

CONTENTS

KEITH G. PRICE, P.C.
Certified Public Accountant and Financial Consultant

Keith G. Price, Owner

Certified Public Accountant

Diplomate of the American Board of Forensic Accountants

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Richard A. Atkins

Accountant

<>

Marianne McGhee

Accountant

INDEPENDENT AUDITOR'S REPORT

To Yona Munro, President
Javelin Securities LLC

I have audited the accompanying statement of financial condition of Javelin Securities LLC, as of March 31, 2006 and the related statements of operations, changes in member's equity and cash flows for the 15-month period then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Javelin Securities LLC as of March 31, 2006, and the results of its operations and its cash flows for the 15-month period then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

721 East 16th. Street
Cheyenne, Wyoming 82001
Phone (307) 632-6699 ♦ Telefax (307) 638-2104

As discussed in Note 4 to the financial statements, Javelin Securities LLC has not distributed any research during the period ended March 31, 2006. Since the Company's main source of income is derived from the distribution of research to institutional investors, this raises substantial doubt about the Company's ability to continue as a going concern. Managements's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The accompanying financial statements and my independent auditor's report are for the internal use and regulatory requirements of Javelin Securities LLC, its Member, and its management and should not be used or relied upon by any other party for any purpose. Additional users of these financial statements and my independent auditor's report are hereby advised that liability of Keith Price, CPA to third party users who use or rely on this information may be limited pursuant to 1995 Wyoming Session Laws, Chapter 155 creating Wyoming Statute §33-3-201.

Keith G. Price

Keith G. Price
Certified Public Accountant

May 24, 2006

JAVELIN SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
March 31, 2006

ASSETS	
Cash and cash equivalents	$ 6,301
	$ 6,301
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	$ 150
Commitments and Contingencies	
Total Member's Equity	6,151
	$ 6,301

See accompanying notes to the financial statements.

JAVELIN SECURITIES LLC

STATEMENT OF OPERATIONS
15-month period ended March 31, 2006

Revenue	
Commissions	$ -
Expenses	
Audit fee	3,000
Bank service charges	41
Regulatory fees	1,124
Insurance – fidelity bond	369
Total expenses	4,534
Net loss	$ (4,534)

See accompanying notes to the financial statements.

JAVELIN SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
15-month period ended March 31, 2006

Balances, December 31, 2004	$ 9,905
Net Loss	(4,534)
Return of Distributions	780
Balances, March 31, 2006	$ 6,151

See accompanying notes to the financial statements.

JAVELIN SECURITIES LLC

STATEMENT OF CASH FLOWS
15-month period ended March 31, 2006

Cash Flows from Operating Activities	
Net loss	$ (4,534)
Change in cash and cash equivalents resulting	
From changes in the following operating accounts	
Accounts payable	150
Net cash used by operating activities	(4,384)
Cash Flows from Financing Activities	
Return of distributions	780
Net cash provided by financing activities	780
Net decrease in cash and cash equivalents	(3,604)
Cash and cash equivalents, beginning of period	9,905
Cash and cash equivalents, end of period	$ 6,301

See accompanying notes to the financial statements.

KEITH G. PRICE, P.C.
Certified Public Accountants and Financial Consultants

Keith G. Price, Owner

Certified Public Accountant

Diplomat of the American Board of Forensic Accountants

<>

Richard A. Atkins

Accountant

<>

Marianne McGhee

Accountant

JAVELIN SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
March 31, 2006

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business

Javelin Securities LLC (the Company) is a limited liability company wholly owned by Javelin Financial Group LLC, a wholly owned subsidiary of Athena Group LLC. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's principal location is in Wyoming, though its market is nationwide. The Company had distributed research to institutional investors. This research was developed by Javelin Research LLC, a limited liability company wholly owned by Javelin Financial Group LLC. Javelin Research has been distributed by the Company during that time. The Company's previous revenues were derived from shared securities-related commissions through an agreement with its clearing broker as noted below.

Significant Accounting Policies

Basis of Accounting

With respect to all other securities transactions, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safekeep customer securities.

Year End

The Company, with the permission of NASD, changed from a December 31 year end as of December 31, 2004, to a March 31 year end as of March 31, 2006.

Accounting Estimates

The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include all cash, money market accounts and certificate of deposits with ongoing maturities of 3 months or less.

721 East 16th. Street
Cheyenne, Wyoming 82001
Phone (307) 632-6699 ◆ Telefax (307) 638-2104

REVENUE RECOGNITION

Commissions are recognized when earned.

Income Taxes

The company, organized under the Wyoming Limited Liability Act, is taxed under the partnership taxation laws of the Internal Revenue Code which provide that, in lieu of income taxes at the company level, the members account for the Company's items of income, deduction, losses and credits. Therefore these statements do not include any provision for Company income taxes. Additionally, no provision has been made for any additional amounts, which may be advanced or paid as draw's to the members to assist them in paying their income taxes on the income of the Company.

Note 2. Agreement with Clearing Broker-Dealer

According to the Company's agreement with the clearing broker-dealer, the clearing broker-dealer will undertake all trading activity on behalf of the Company, and the clients of the Company will be instructed to deal directly with the clearing broker-dealer's trading desk. Gross trading commissions are divided 60%-40% between the Company and the clearing broker-dealer, unless the clearing broker-dealer introduces a new and previously unknown client to the Company. Then the gross trading commissions are split 50-%-50%. The clearing broker-dealer pays all clearing and execution costs.

Note 3. Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c31), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2006, the Company had net capital and minimum net capital requirements of $6,151 and $5,000, respectively. The Company's net capital ratio was 0.03 to 1.

Note 4. Going Concern and Subsequent Events

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not published any research nor contacted clients or potential clients during the 15-month period ended March 31, 2006. Since the Company's main source of income is derived from the distribution of research to institutional investors, this raises substantial doubt about the Company's ability to continue as a going concern. Previously, the research had been prepared by the principal analyst for Javelin Research LLC, a related party. This analyst has ceased providing research, and another analyst has not been hired.

To address this issue, plans are underway for new management to take charge of the Company and new employees to be hired. No assurance can be made that these measures will be sufficient to sustain the Company.

JAVELIN SECURITIES LLC

SCHEDULE I COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL UNDER RULE 15C3-1
15-month period ended March 31, 2006

AGGREGATE INDEBTEDNESS	$ 150
NET CAPITAL	
Total member's equity	6,151
Deductions	
Non-allowable assets	-
Net capital before haircuts	6,151
Haircuts	-
Net capital	6,151
Minimum Net Capital required	5,000
Capital in excess of Minimum Net Capital required	$ 1,151
Ratio of aggregate indebtedness to Net Capital	0.03 to 1

Variances between the computation of aggregate indebtedness and net capital under Rule 15c3-1 as computed above and as computed by the registrant in its X-17A-5 Part II report are not material and accordingly, no reconciliation is deemed necessary.

KEITH G. PRICE, P.C.
Certified Public Accountant and Financial Consultant

Keith G. Price, Owner

Certified Public Accountant

Diplomat of the American Board of Forensic Accountants

<>

Richard A. Atkins

Accountant

<>

Marianne McGhee

Accountant

<>

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To Yona Munro, President
Javelin Securities LLC

In planning and performing my audit of the financial statements and supplemental schedule of Javelin Securities LLC (the Company) for the 15-month period ended March 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit

721 East 16th. Street
Cheyenne, Wyoming 82001
Phone (307) 632-6699 ♦ Telefax (307) 638-2104

preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including procedures for safeguarding customer and firm assets, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keith G. Price
Certified Public Accountant

May 24, 2006